Part IV

LOWE'S COMPANIES, INC. AND SUBSIDIARY COMPANIES

EXHIBIT 12 - COMPUTATION OF FIXED CHARGE COVERAGE
(In Thousands)


                                         For the Year Ended January 31,
                                         1996        1995         1994

Income Before Income Taxes              352,107     343,531      198,324
Fixed Charges:
  Interest Expense                       48,937      40,110       23,043
  1/3 Rental Expense                     18,045      13,400        9,067
Earnings, as Defined                    419,089     397,041      230,434

Fixed Charges:
  Interest Expense                       48,937      40,110       23,043
  Capitalized Interest                    5,768       4,678        3,592
  1/3 Rental Expense                     18,045      13,400        9,067
Fixed Charges                            72,750      58,188       35,702

Fixed Charge Coverage
  (Ratio of Earnings to Fixed Charges)    5.8         6.8          6.5